October 6, 2008

VIA FACSIMILE

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 6010

Washington, DC  20549

RE:	AVANT Immunotherapeutics, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for the Period Ended June 30, 2008
File No. 0-15006

Dear Mr. Rosenberg:

I am responding to your letter dated September 22, 2008 to Celldex Therapeutics, Inc. (formerly AVANT Immunotherapeutics, Inc.) (the “Company” or “Celldex”), which requested answers to your comments raised in your review of the Company’s recently filed financial statements contained in its above referenced periodic reports on Form 10-K and Form 10-Q (the “Request Letter”).  The Company’s responses below correspond to the specific items set forth in the Request Letter.

1a.

Please provide us your analysis under EITF 88-18 in determining that the $50 million in proceeds received and future proceeds should be accounted for as deferred revenue versus debt obligation. Please address items 1 through 6 of EITF 88-18.

As discussed below, the Company has determined that the six criteria of EITF 88-18 were not triggered under the Paul Royalty Fund (“PRF”) arrangement, and therefore, the arrangement should be treated as a sale and the proceeds received should be accounted for as deferred revenue.

www.celldextherapeutics.com

119 Fourth Avenue	151 Martine Street	222 Cameron Drive, Ste. 400
Needham, MA 02494	Fall River, MA 02723	Phillipsburg, NJ 08865
Tel: 781-433-0771	Tel: 508-742-4300	Tel: 908-454-7120
Fax: 781-433-0262	Fax: 508-742-4309	Fax: 908-454-1911

1.  The transaction does not purport to be a sale (that is, the form of the transaction is debt).

Based on the terms of the Purchase Agreement and consultation with the Company’s counsel at the time, the form and purpose of the transaction was deemed a “sale.”

PRF may assign any of its obligations and rights under the agreement, without restriction and without the consent of Celldex, to any Affiliate or member of PRF or to any Person in connection with any financing (including any capital markets or securitization transaction), provided the assignee has sufficient resources at the time of assignment to adequately meet the obligations for future payments (“funding”) to Celldex pursuant to the terms of this Agreement.

In addition, the terms of the agreement include rights of PRF to the purchased royalty interest in the event of a bankruptcy by Celldex by way of a first perfected lien on and security interest in the purchased royalty interest.

2.  The enterprise has significant continuing involvement in the generation of the cash flows due the investor (for example, active involvement in the generation of the operating revenues of a product line, subsidiary, or business segment).

Celldex has no significant continuing involvement in the generation of the cash flows (product sales which would generate the royalties).  Celldex is not involved in the manufacturing process nor is it involved in the sales and marketing of the rotavirus vaccine product.  These activities are solely the responsibility of its partner, GlaxoSmithKline (“Glaxo”).

Relative to this Purchase Agreement, Celldex and PRF also entered into a Deposit and Account Control Agreement (“Lockbox Agreement”).  Celldex shall use commercially reasonable efforts to cause Glaxo to send the royalty payments, but not the milestone payments, that are paid to Celldex under the Glaxo License Agreement to a lockbox account.  The funds received in the lockbox account will then be distributed by the Financial Institution and credited to each of Celldex’s and PRF’s accounts maintained within the same financial institution in accordance with the terms of the Lockbox Agreement.  Other than causing Glaxo to send its payments to the lockbox account, Celldex has no other obligations or continuing involvement.

3.  The transaction is cancelable by either the enterprise or the investor through payment of a lump sum or other transfer of assets by the enterprise.

The term of the agreement is through the last of the expiration of the patents related to the License Agreement with Glaxo (12/2012).  PRF however, has the option to terminate the agreement in the event that the U.S. Commercial launch date of the product does not occur on or before December 31, 2009, by providing notice to Celldex within ten (10) business days after December 31, 2009.  There are no termination payments required to be paid back to PRF if PRF exercises the option to terminate the agreement.  In addition, there are no other cancelable clauses that would allow either party to terminate the agreement through payment of a lump sum amount or other transfer of assets.

4.  The investor’s rate of return is implicitly or explicitly limited by the terms of the transaction.

Although PRF’s purchased share of the royalties drops to 7.5% from 100% after reaching 245% of their purchase price paid to Celldex, this does not effectively impose a limit to the earn-out amounts that PRF may receive.  The revenue stream from which PRF’s rate of return is earned is unlimited i.e. worldwide product sales of rotavirus vaccine and, as such, PRF’s potential rate of return is unlimited.

5.  Variations in the enterprise’s revenue or income underlying the transaction have only a trifling impact on the investor’s rate of return.

PRF’s rate of return is expected to fluctuate through the terms of the agreement depending upon the amount of royalty revenues that may be generated from Rotarix® worldwide sales made by Glaxo.

6.  The investor has any recourse to the enterprise relating to the payments due the investor.

PRF has purchased the royalty interest from Celldex and has no recourse to Celldex irrespective of the level of sales made by Glaxo.  PRF has protected its purchased royalty interest in the event of a bankruptcy by Celldex by way of a first perfected lien on and security interest in the purchased royalty interest.

1b.                    Please provide us your analysis under SFAS 2 in determining that payments made by you under this arrangement, and that of Cincinnati Children’s Hospital (“CCH”), should be classified as research and development costs versus cost of revenue.  Refer to paragraph 11 of SFAS 2.

The Company has determined that the royalties paid to CCH represent contingent purchase price arrangements for the acquisition of technology, specifically, an interest in intellectual property, and therefore, should be properly classified as research and development costs on the Company’s Statements of Operations in accordance with paragraph 11 of SFAS 2.  In Note 9 of the Company’s 2007 Form 10-K, the Company disclosed amounts “related to AVANT’s retained interest in Rotarix® net royalties which were not sold to PRF, which also corresponds to the amount payable by AVANT to CCH. As such a corresponding amount is recorded as royalty expense and included in research and development expense.”  Note 10 of the Company’s most recently filed Form 10-Q also disclosed that the non-PRF portion of Rotarix® royalty was recorded as product royalty revenue and was offset by the same amount of royalty expense recorded as research and development expense.

1c.                     Provide us the facts and circumstances contributing to the elimination of the $47 million of PRF deferred revenue existing at December 31, 2007, but not included in the March 31, 2008 Consolidated Balance Sheets.

The Merger of AVANT and Celldex was accounted for as a reverse merger with Celldex deemed the accounting acquirer.  In accordance with EITF 01-3, “Accounting in a Purchase Business Combination for Deferred Revenue of an Acquiree”, the Company determined that there were no remaining legal performance obligations to PRF for the combined company post-merger, and therefore, no liability should be recorded in connection with the purchase accounting for the Merger.

2.                           You state “in connection with the Merger, AVANT recorded $9.8 million as an other current asset, which represents the present value of this milestone payment adjusted for probability of success.”  Please provide your analysis in determining the “probability of success” valuation of the $9.8 million contingent payment and basis for recording it as a current asset.

The Company determined that the expected payment was based on an existing contractual arrangement with a high probability of receipt and that, as such, it reflected a probable future economic benefit to the Company.  At the time of the Merger, Rotarix® had been approved in approximately 100 countries worldwide, including the European Union, where it had been approved in 2007.  Thus the Company concluded that there was a very high probability for the approval of Rotarix® in the U.S. (and, indeed, it was)  For purchase accounting, the PRF milestone payment was viewed as a financial asset, and classified as current, considering that the near-term expected payment was probable.  The anticipated event has occurred (Rotarix® was approved by the FDA in April 2008 and launched by Glaxo in the U.S. in August 2008) and, as expected, the Company collected the full amount of the $10 milestone from PRF on October 1, 2008.

The Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We trust this letter is fully responsive to the Request Letter.  Please do not hesitate to contact me if you have any questions relative to this matter.

Very truly yours,

Avery W. Catlin

Senior Vice President and

Chief Financial Officer

cc:	Anthony S. Marucci, Chief Executive Officer
Anthony O. Pergola, Esq.